SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Sierra Bancorp

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

82620P102

(CUSIP Number)

Matthew Lindenbaum

Basswood Capital Management, L.L.C.

645 Madison Avenue, 10th Floor New York, NY 10022

(212) 521-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copies to)

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

February 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82620P102		Page 2 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Capital Management, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 754,396 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 754,396 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,396 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

2

CUSIP No. 82620P102		Page 3 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Partners, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,264 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,264 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,264 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

3

CUSIP No. 82620P102		Page 4 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Enhanced Long Short GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,488 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 133,488 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,488 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

4

CUSIP No. 82620P102		Page 5 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,903 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,903 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,903 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

5

CUSIP No. 82620P102		Page 6 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Financial Fund, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,562 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,562 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,562 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

6

CUSIP No. 82620P102		Page 7 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Financial Long Only Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,361 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,361 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,361 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

7

CUSIP No. 82620P102		Page 8 of 18 Pages
1		NAME OF REPORTING PERSON Basswood Enhanced Long Short Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,488 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 133,488 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,488 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

8

CUSIP No. 82620P102		Page 9 of 18 Pages
1		NAME OF REPORTING PERSON Main Street Master, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 544,758 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 544,758 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,758 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

9

CUSIP No. 82620P102		Page 10 of 18 Pages
1		NAME OF REPORTING PERSON BCM Select Equity I Master, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,429 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,429 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,429 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

10

CUSIP No. 82620P102		Page 11 of 18 Pages
1		NAME OF REPORTING PERSON Matthew Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 754,396 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 754,396 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,396 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

11

CUSIP No. 82620P102		Page 12 of 18 Pages
1		NAME OF REPORTING PERSON Bennett Lindenbaum
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 754,396 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 754,396 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,396 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

12

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the Common Stock, no par value (the “Common Stock”), of Sierra Bancorp, a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed on August 21, 2014 (as amended by Amendment No. 1 filed on July 29, 2015, Amendment No. 2 filed on October 14, 2015 and this Amendment No. 3, the “Schedule 13D”).

Item 2. Identity and Background.

Item 2(a) of the Schedule 13D is amended to reflect the following:

(a)	This Amendment No. 1 is being filed on behalf of:

(i)	Basswood Capital Management, L.L.C. (the “Management Company”), Basswood Partners, L.L.C. (“Basswood Partners”), Basswood Enhanced Long Short GP, LLC (“Basswood Long Short GP”), each a Delaware limited liability company;

(ii)	Basswood Financial Fund, LP, Basswood Enhanced Long Short Fund, LP, Basswood Financial Long Only Fund, LP, each a Delaware limited partnership, Basswood Financial Fund, Inc., Main Street Master, Ltd., BCM Select Equity I Master, Ltd., each a Cayman Islands corporation, (collectively, the “Funds”); and

(iii)	Matthew Lindenbaum and Bennett Lindenbaum.

The Funds directly own shares of Common Stock. The Management Company is the investment manager or adviser to the Funds and managed accounts and may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds and managed accounts by virtue of the authority granted to it to vote and to dispose of the securities held by them, including the Common Stock held by them. Basswood Partners is the general partner of each of Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Funds by virtue of its position as general partner. Basswood Long Short GP is the general partner of Basswood Enhanced Long Short Fund, LP and may be deemed to have beneficial ownership over the Common Stock directly owned by such Fund by virtue of its position as general partner. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of the Management Company and control the business activities of the Management Company. The Management Company, Basswood Partners, Basswood Long Short GP, the Funds, Matthew Lindenbaum and Bennett Lindenbaum may be referred to herein as the “Reporting Persons”.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The Funds and two managed accounts expended an aggregate of $10,461,032 (including commissions, if any) to acquire the 754,396 shares of Common Stock reported herein. The Funds and managed accounts effect purchases of securities primarily through margin accounts maintained for them with each of J.P. Morgan Securities LLC, Morgan Stanley & Co. and BNP Paribas Prime Brokerage, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5. Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) of the Schedule 13D is amended to reflect the following:

(a) As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding. The percentages used in this Schedule 13D are calculated based upon the 13,248,048 shares of Common Stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 and filed on November 6, 2015.

(b) The Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 754,396 shares of Common Stock held directly by the Funds and two managed accounts. Basswood Partners, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 18,264 shares of Common Stock held directly by Basswood Financial Fund, LP and Basswood Financial Long Only Fund, LP. Basswood Long Short GP, the Management Company, Matthew Lindenbaum and Bennett Lindenbaum share voting and dispositive power over the 133,488 shares of Common Stock held directly by Basswood Enhanced Long Short Fund, LP. By virtue of the relationships among the Reporting Persons, as described in this Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Fund expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Fund is a beneficial owner of any shares not directly held by such Fund.

13

(c) The following table sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past sixty (60) days, inclusive of any transactions effected through 5:00 p.m., New York City time, on February 12, 2016. All such transactions were sales of Common Stock effected in the open market, and the table in the per share prices column includes the commissions paid in connection with such sales.

14

Fund	Trade Date	Shares Purchased (Sold)	Price (Gross)
Basswood Financial Fund, LP	1/29/2016	-6,650	18.14
Basswood Financial Fund, LP	2/1/2016	-209	18.06
Basswood Financial Fund, LP	2/2/2016	-312	17.62
Basswood Financial Fund, LP	2/3/2016	-250	17.50
Basswood Financial Fund, LP	2/4/2016	-208	17.49
Basswood Financial Fund, LP	2/5/2016	-735	17.24
Basswood Financial Fund, LP	2/8/2016	-3,553	17.01
Basswood Financial Fund, LP	2/9/2016	-830	16.99
Basswood Financial Fund, LP	2/10/2016	-762	16.99
Basswood Financial Long Only Fund, LP	1/29/2016	-1,496	18.14
Basswood Financial Long Only Fund, LP	2/1/2016	-46	18.06
Basswood Financial Long Only Fund, LP	2/2/2016	-70	17.62
Basswood Financial Long Only Fund, LP	2/3/2016	-56	17.50
Basswood Financial Long Only Fund, LP	2/4/2016	-46	17.49
Basswood Financial Long Only Fund, LP	2/5/2016	-165	17.24
Basswood Financial Long Only Fund, LP	2/8/2016	-800	17.01
Basswood Financial Long Only Fund, LP	2/9/2016	-187	16.99
Basswood Financial Long Only Fund, LP	2/10/2016	-170	16.99
Basswood Enhanced Long Short Fund, LP	1/29/2016	-59,600	18.14
Basswood Enhanced Long Short Fund, LP	2/1/2016	-1,881	18.06
Basswood Enhanced Long Short Fund, LP	2/2/2016	-2,802	17.62
Basswood Enhanced Long Short Fund, LP	2/3/2016	-2,246	17.50
Basswood Enhanced Long Short Fund, LP	2/4/2016	-1,873	17.49
Basswood Enhanced Long Short Fund, LP	2/5/2016	-6,595	17.24
Basswood Enhanced Long Short Fund, LP	2/8/2016	-31,844	17.01
Basswood Enhanced Long Short Fund, LP	2/9/2016	-7,447	16.99
Basswood Enhanced Long Short Fund, LP	2/10/2016	-6,835	16.99
Basswood Financial Fund, Inc.	1/4/2016	-522	17.20
Basswood Financial Fund, Inc.	1/29/2016	-2,925	18.14
Basswood Financial Fund, Inc.	2/1/2016	-91	18.06
Basswood Financial Fund, Inc.	2/2/2016	-137	17.62
Basswood Financial Fund, Inc.	2/3/2016	-109	17.50
Basswood Financial Fund, Inc.	2/4/2016	-91	17.49
Basswood Financial Fund, Inc.	2/5/2016	-322	17.24
Basswood Financial Fund, Inc.	2/8/2016	-1,564	17.01
Basswood Financial Fund, Inc.	2/9/2016	-365	16.99

15

Basswood Financial Fund, Inc.	2/10/2016	-335	16.99
Managed Account 1	12/10/15	6,178	18.04
Managed Account 1	12/11/15	7,956	18.04
Managed Account 1	12/14/15	2,752	18.03
Managed Account 1	12/17/15	7,293	19.04
Managed Account 1	1/29/2016	-19,899	18.14
Managed Account 1	2/1/2016	-626	18.06
Managed Account 1	2/2/2016	-934	17.62
Managed Account 1	2/3/2016	-748	17.50
Managed Account 1	2/4/2016	-623	17.49
Managed Account 1	2/5/2016	-2,200	17.24
Managed Account 1	2/8/2016	-10,633	17.01
Managed Account 1	2/9/2016	-2,486	16.99
Managed Account 1	2/10/2016	-2,281	16.99
BCM Select Equity I Master, Ltd.	12/17/2015	12,253	19.04
BCM Select Equity I Master, Ltd.	1/29/2016	-2,868	18.14
BCM Select Equity I Master, Ltd.	2/1/2016	-90	18.06
BCM Select Equity I Master, Ltd.	2/2/2016	-134	17.62
BCM Select Equity I Master, Ltd.	2/3/2016	-107	17.50
BCM Select Equity I Master, Ltd.	2/4/2016	-89	17.49
BCM Select Equity I Master, Ltd.	2/5/2016	-317	17.24
BCM Select Equity I Master, Ltd.	2/8/2016	-1,533	17.01
BCM Select Equity I Master, Ltd.	2/9/2016	-358	16.99
BCM Select Equity I Master, Ltd.	2/10/2016	-328	16.99
American Beacon Grosvenor Long/Short Fund	12/22/2015	587	17.96
American Beacon Grosvenor Long/Short Fund	1/29/2016	-137	18.14
American Beacon Grosvenor Long/Short Fund	2/1/2016	-4	18.06
American Beacon Grosvenor Long/Short Fund	2/2/2016	-6	17.62
American Beacon Grosvenor Long/Short Fund	2/3/2016	-5	17.50
American Beacon Grosvenor Long/Short Fund	2/4/2016	-4	17.49
American Beacon Grosvenor Long/Short Fund	2/5/2016	-15	17.24
American Beacon Grosvenor Long/Short Fund	2/8/2016	-73	17.01
American Beacon Grosvenor Long/Short Fund	2/9/2016	-17	16.99
American Beacon Grosvenor Long/Short Fund	2/10/2016	-15	16.99

Item 7. Material to be filed as Exhibits.

Item 7 of the Schedule 13D is amended to reflect the following:

1.	Exhibit 99.1 - Joint Filing Agreement, dated as of February 12, 2016

16

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	BASSWOOD CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 12, 2016	BASSWOOD PARTNERS, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 12, 2016	BASSWOOD ENHANCED LONG SHORT GP, LLC

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 12, 2016	BASSWOOD ENHANCED LONG SHORT FUND, LP
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 12, 2016	BASSWOOD FINANCIAL FUND, LP
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 12, 2016	BASSWOOD FINANCIAL LONG ONLY FUND, LP
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 12, 2016	BASSWOOD FINANCIAL FUND, INC.
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 12, 2016	MAIN STREET MASTER, LTD.
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 12, 2016	BCM SELECT EQUITY I MASTER, LTD.
By: Basswood Capital Management, L.L.C.

	By:	/s/ Matthew Lindenbaum
Name: Matthew Lindenbaum
Title: Managing Member

Dated: February 12, 2016	/s/ Matthew Lindenbaum
Matthew Lindenbaum

Dated: February 12, 2016	/s/ Bennett Lindenbaum
Bennett Lindenbaum